April 15, 2011

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington D.C.

RE:	Waytronx, Inc.
Form 10K for the fiscal year ended December 31, 2009
Filed; April 1, 2010

Forms 10Q for the Quarterly Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-29923

Dear Director Spirgel:

During the course of its inquiry into the above documents, the Commission and CUI Global, Inc.’s (formerly: Waytronx, Inc.)(hereinafter: “the Company”) Management Team engaged in several telephonic discussions regarding the Company’s responses (filed:  January 7, 2011) and certain follow-up items to be addressed and/or filed in the Company’s Form 10K for the fiscal year ending December 31, 2010 (hereinafter: “the 2010-10K”).

Among other things, the Commission requested that all relevant documents vis-à-vis the Company’s acquisition of CUI, Inc. from International Electronic Devices, Inc. (hereinafter: “IED, Inc.”) be filed with the 2010-10K.  The Company filed all such documents including both IED, Inc. Promissory Notes and the associated amendments. 1

In addition, the Commission asked the Company to review and file or respond to and justify its refusal to file the following documents;

1.
Licensing Agreement between the Company and GL Industrial Services for sales, marketing, and distribution of the device and technology commonly known as the “GasPT2” Inferential Natural Gas Metering Device (hereinafter: “the GL Agreement”);

1 The Commission also requested filing of the documents relevant to the Company’s Japanese acquisition of its wholly owned subsidiary, CUI-Japan, and its partially owned (49%) subsidiary, Comex Electronics.  The Company will file those exhibits with its 2011 Q1 Form 10Q.

2.	Licensing Agreement between the Company and Power One for the technology on which the Company’s Novum Digital Power product line is based (hereinafter: “the Power One Agreement”);
3.
Licensing Agreement between the company and California Power Research, Inc. (hereinafter: “CPR”) for the technology on which the Company’s Solus (BPS-5) product line is based (hereinafter: “the CPR Agreement”);

4.	Licensing Agreement between the Company and AnderMotion Technologies for the technology on which the Company’s AMT Encoders are based (hereinafter: “the AMT Agreement”); and,
5.
Consulting Agreement between the Company and Terry Williams for consulting, sales services, and engineering support provided by Mr. Williams for the GasPT2 devices in Europe (hereinafter: “the Williams Agreement”).

 This letter is written to document the Company’s position that the documents described above are not subject to filing pursuant to the criteria set forth in 17 CFR § 229.601, based on the fact that the documents were made “in the ordinary course of business;” are not material as the Company’s business is not “substantially dependent” on any of the agreements;  do not represent the “acquisition or sale of any property;” and/or are “sales agency agreements,” specifically exempt from filing under Section 229.601(b)(10)(iii)(C)(1).

THE LAW

Code of Federal Regulations Title 17, Part 229, Item 601, Subpart b(10) states, in relevant part that:

“Material contracts. (i) Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”  See, 17 CFR § 229.601(b)(10) (emphasis added).

The CFR further defines contracts made in the “ordinary course of business” as follows:

“If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories . . . .”  See, Section 229.601(b)(10)(ii).

The CFR then specifies the types of contract which must be filed regardless of whether or not they are made in the “ordinary course of business” as:

20050 SW 112th Avenue • Tualatin, OR 97209 • (503) 612-2300

•	Those contracts which include Company Insiders as parties to the contract [Section 229.601(b)(10)(ii)(A)];
•	Those contracts on which the Company’s business is “substantially dependent” [Section 229.601(b)(10)(ii)(B)];
•	Those contracts for the acquisition or sale of any property exceeding 15 percent of the Company’s fixed assets [Section 229.601(b)(10)(ii)(C)]; and/or,
•	Those contracts for a “material lease” of the Company’s property [Section 229.601(b)(10)(ii)(D)].

DISCUSSION

As has been previously identified, the Company is in the business of acquiring, selling, marketing, and distributing electronic technologies and products on a worldwide basis.  As set forth in the “Corporate Overview” found on the first page of the 2010-10K:

“CUI Global is a platform company dedicated to maximizing shareholder value through the acquisition, development and commercialization of new, innovative technologies.  Through its subsidiaries, CUI Global has built a diversified portfolio of industry leading technologies that touch many markets.”

Specifically, all five (5) of the above agreements are typical of contracts which “ordinarily accompany” the kind of business conducted by the Company and its subsidiaries.  Moreover, none of the agreements include: Insider parties; are for the sale or acquisition of any property; or are for a material lease of any of the Company’s property.

Section 229.601(b)(10)(ii)(B), which defines disclosure of contracts on which the Company’s business is “substantially dependent,” is also inapplicable.  All of the subject agreements deal with new technologies and/or services which have, to-date, produced either no revenue whatsoever, or, in the case of the AMT and Novum Digital Power products, de minimus revenue at most.

Put simply, the Company’s continued business is wholly independent of these agreements and technologies as they have yet to add anything substantial to the Company’s business.  While we are quite confident that each of these technologies will become a dynamic part of the Company’s product portfolio in the future, currently the Company’s continued business is not at all dependent on any of these agreement, technologies, or products.

In regards to the Williams Agreement, we believe that there is no requirement to separately disclose that document, either.  Mr. Williams is not a Company manager, director, or executive.  He is an Independent Contractor providing sales and marketing consultation, along with engineering support.  His experience within the natural gas industry and his contact list are uniquely valuable to our marketing efforts in relation to the GasPT2 device in Europe.

20050 SW 112th Avenue • Tualatin, OR 97209 • (503) 612-2300

The consulting agreement between the Company and Mr. Williams is not material; certainly amounts to a contract which “ordinarily accompanies the kind of business conducted” by the Company; and, most significantly, pursuant to Section 229.601(b)(10)(iii)(C)(1), is nothing more than a “sales agency agreement,” which expressly “need not be filed.”  See, 17 CFR § 229.601(b)(10)(iii)(C) (emphasis added).

CONCLUSION

In conclusion, it is the Company’s position that the documents described above are not subject to filing pursuant to the criteria set forth in 17 CFR § 229.601.  That position is based on the above analysis and the unequivocal facts that the documents were made “in the ordinary course of business;” are not material as the Company’s business is not “substantially dependent” on any of the agreements; do not represent the “acquisition or sale of any property;” and/or are “sales agency agreements,” expressly exempt from filing under Section 229.601(b)(10)(iii)(C)(1).

I believe that this correspondence fully addresses the Commission’s questions regarding these five (5) documents.  As always, I appreciate the Commission’s attention to this matter and I would invite you to contact me directly if you need anything further.

Finally, pursuant to the Commission’s request, please be advised that CUI Global hereby provides the following written statement acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure(s) in the filing;
•	Staff comments or changes to disclosure(s) in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindest Regards,

W.J. Clough
William J. Clough, Esq.
President & CEO
CUI Global, Inc.
[Formerly: Waytronx, Inc.]

20050 SW 112th Avenue • Tualatin, OR 97209 • (503) 612-2300